UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, no par value per share

(Title of Class of Securities)

948626 10 6

(CUSIP Number of Common Stock)

Jeffrey A. Fiarman, Esq. Executive Vice President, General Counsel and Secretary 11 Madison Avenue New York, New York 10010 (212) 589-2700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 12	Exhibits

Exhibit No.	Document Description

99.1	Press Release, dated February 14, 2012.

99.2	Press Release, dated February 14, 2012.

INDEX OF EXHIBITS

Exhibit No.	Document Description

99.1	Press Release, dated February 14, 2012.

99.2	Press Release, dated February 14, 2012.